Exhibit 99.1

CI Financial Completes Three Previously Announced Acquisitions, Boosting Total Assets to a Record $280 Billion

Firms in Chicago, New York and Atlanta join CI’s growing U.S. wealth business

TORONTO--(BUSINESS WIRE)--April 30, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX), a diversified global asset and wealth management company, today announced it has completed the acquisition of three U.S. registered investment advisor (“RIA”) firms, adding approximately US$31 billion in assets to its rapidly growing U.S. business.

The acquisitions completed today were previously announced during the first quarter of 2021 and include Segall Bryant & Hamill, LLC (“SBH”) of Chicago, Barrett Asset Management, LLC (“Barrett”) of New York and Brightworth, LLC (“Brightworth”) of Atlanta.

“As we execute on our vision to create the leading private wealth platform in the United States, I am extremely pleased with our pace of growth and the high quality of the firms in our group,” said Kurt MacAlpine, Chief Executive Officer of CI Financial. “What we have achieved is a national network of best-in-class RIAs backed by CI’s resources and deep experience in wealth planning.”

The acquisitions completed today will increase CI’s U.S. assets to approximately C$70 billion (US$56 billion) and CI’s total combined assets under management and wealth management assets to approximately C$280 billion (US$223 billion). (All asset amounts are as at March 31, 2021.) CI’s total assets have grown by more than C$100 billion since it embarked on a new strategic direction in November 2019, guided by the strategic priorities of modernizing its asset management, expanding its wealth management, and globalizing the company.

SBH, which has US$23.6 billion in total assets, provides wealth management services and institutional investment management services to a broad array of clients from offices in Chicago, Denver, Philadelphia, St. Louis and Naples, FL. SBH is led by Philip Hildebrandt, the firm’s Chief Executive Officer.

Barrett, which has a lengthy history of success dating back to 1937, has approximately US$2.6 billion in assets and delivers high-touch wealth management services to families, trusts and charitable organizations. Barrett also offers two in-house mutual funds. The firm is led by Chief Executive Officer Peter Shriver.

Brightworth, which marks CI’s first presence in Georgia, is an RIA that caters to high-net-worth families and individuals and has approximately US$4.8 billion in assets. Brightworth also has an office in Charlotte, NC. Brightworth Chief Executive Officer Ray Padrón will continue to lead the firm.

Since 2020, CI has become one of the fastest-growing U.S. RIA platforms, with 16 acquisitions in 15 months (including acquisitions by affiliated RIAs).

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$240.6 billion (US$191.5 billion) in client assets as at March 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com